Exhibit 99.1

AMENDMENT NO. 1

TO

UNDERWRITING AGREEMENT

This Amendment No. 1 (the “Amendment”) to the Underwriting Agreement (the “Agreement”) dated December 16, 2005, is made as of March 30, 2006 by and between BOULDER SPECIALTY BRANDS, INC. (the “Corporation”) and CITIGROUP GLOBAL MARKETS, INC. (collectively, the “Representatives”). Any terms used herein but not defined shall have the meaning set forth in the Agreement.

WHEREAS, the Corporation and the Representatives desire to enter into this Amendment to clarify the enforceability of certain provisions the Corporation’s amended and restated charter (the “Charter”);

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. The following provisions (i) through (iv) shall apply during the period commencing upon the filing of the Charter and terminating upon the consummation of any Business Combination (as hereinafter defined) and may not be amended prior to the consummation of any Business Combination. A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, stock exchange, asset or stock acquisition or similar type of transaction, or a combination of the foregoing, of one or more operating businesses that are in the food or beverage business (each a “Target Business”).

(i) Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20%, or more in interest of the holders of IPO Shares exercise their conversion rights described in subparagraph (ii) below.

(ii) In the event that a Business Combination is approved in accordance with the above paragraph (i) and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his, her or its IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a designated portion of the net proceeds of the IPO are deposited.

(iii) In the event that the Corporation does not consummate a Business Combination with one or more Target Businesses by the later of (1) 18 months after the consummation of the IPO or (2) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination with one or more Target Businesses was executed but was not consummated within such 18 month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

(iv) A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation in accordance with subparagraph (iii) above or in the event he, she or it demands conversion of his, hers, or its IPO Shares in accordance with subparagraph (ii) above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

2. The Corporation acknowledges that the purchasers of the Underwritten Securities and the Option Securities in the Offering shall be deemed to be third party beneficiaries of this Amendment.

3. The Representatives and the Corporation specifically agree that, except pursuant to its own terms, this Amendment shall not be modified or amended in any way.

4. Terms used herein but not defined herein shall have the definitions set forth in the Agreement or the Charter, as applicable.

The Agreement shall otherwise remain in full force and effect.

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IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

BOULDER SPECIALTY BRANDS, INC.

By:	/s/ James E. Lewis
Name: James E. Lewis
Title: Vice Chairman

CITIGROUP GLOBAL MARKETS INC., as Representative

By:	/s/ David Spivak
Name: David Spivak
Title: Managing Director